September 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited (the “Company”) (CIK No. 0001926792)
Registration Statement on Form F-1, as amended
File No. 333-275498

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Samfine Creation Holdings Group Limited (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hunter Taubman Fischer & Li LLC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CATHAY SECURITIES, Inc.
as the representative

By:	/s/ Shell Li
Name:	Shell Li
Title:	Chief Executive Officer & Head of Investment Banking